UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

29 July 2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

“This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statement on Form F-3ASR (No. 333-190026) and the Registration Statements on Form S−8 (Nos. 333-6040, 333-173246, 333−165870, 333-90808, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.”

N    E    W    S        R    E    L    E    A    S    E

29 July 2015

CRH ANNOUNCES NON-EXECUTIVE BOARD APPOINTMENT

The Board of CRH plc is pleased to announce the co-option to the Board, with effect from 1 September 2015, of Ms. Rebecca McDonald as a non-executive Director.

Ms. McDonald (63), a United States citizen, is a non-executive Director of Aggreko PLC, Veresen, Inc. and ITT Corporation and was, until recently, a non-executive Director of Granite Construction, Inc., a leading infrastructure contractor and construction materials producer in the United States.

Ms. McDonald has held a variety of executive leadership positions in the energy sector, including Chief Executive of Laurus Energy, President Gas and Power in BHP Billiton and Chief Executive of Amoco Energy Development Company, and has international experience in the Americas, Asia and Africa.

She holds a Bachelor of Sciences degree from Stephen F. Austin State University.

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000  FAX +353 1 404 1007
E-MAIL: mail@crh.com   WEBSITE: www.crh.com   Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 29 July 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director